Exhibit 12.1
NASH-FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended
	December 31,	December 30,	December 29,	January 3,	January 2,
(in thousands, except ratios)	2005	2006	2007	2009	2010

Fixed Charges:
Interest expense on indebtedness	$27,877	$30,840	$28,088	$26,466	$24,372

Rent expense (1/3 of total rent expense)	10,386	9,966	9,057	9,496	10,318

Total fixed charges	$38,263	$40,806	$37,145	$35,962	$34,690

Earnings:
Earnings (loss) before provision for income taxes	$63,721	$(21,689)	$53,015	$53,791	$23,750

Fixed charges	38,263	40,806	37,145	35,962	34,690

Total earnings	$101,984	$19,117	$90,160	$89,753	$58,440

Ratio	2.67	0.47	2.43	2.50	1.68